SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                               March 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for each reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928703107	13D/A	Page 2 of 5 Pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deborah Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,528,580
8. Shared Voting Power 636,159
9. Sole Dispositive Power 1,528,580
10. Shared Dispositive Power 636,159
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,164,739
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 10.3%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	13D/A	Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 12 (this “Amendment”) amends Item 4, Item 5 in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 11 (“Amendment No. 11”) filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2014), Item 6 and Item 7 to the statement on Schedule 13D originally filed by Linda Shaw with the SEC on December 15, 2006 (the “Original Filing”). Amendment No. 1 to the Original Filing filed with the SEC on June 19, 2006 through Amendment No. 8 to the Original Filing filed with the SEC on February 14, 2012 (the “Amendment No. 8”) were jointly filed by Linda Shaw, Deborah Shaw and the Estate of William Shaw (the “Estate”). Amendment No. 9 to the Original Filing through Amendment No. 11 to the Original Filing were each filed solely by Deborah Shaw.  Capitalized terms used herein shall have the meanings ascribed to such terms in the Original Filing, as amended.

This Amendment reports changes in the beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of shares of Common Stock of the Issuer owned by Deborah Shaw since Amendment No. 11. This Amendment excludes Linda Shaw and the Estate, who had previously jointly reported their beneficial ownership with Deborah Shaw described above. Linda Shaw continues to report her beneficial ownership separately on Schedule 13D. As reported in Amendment No. 8, with the final distribution of shares of Common Stock on June 17, 2010, the Estate ceased being the beneficial owner of any shares of Common Stock.

Item 4.  Purpose of Transaction

Item 4 is amended to add the following:

On March 30, 2015, the Issuer, Glacier Peak Capital LLC, a Washington limited liability company (“GP LLC”), Glacier Peak U.S. Value Fund, L.P., a Washington limited partnership (“GP LP”), and John C. Rudolf, an individual resident in the State of Washington, entered into a letter agreement (the “Settlement Agreement”), pursuant to which the Issuer agreed, among other things, to add John C. Rudolf, to the board of directors of the Issuer (the “Board”) effective immediately, and to nominate each of John C. Rudolf, James E. Boone, Nick S. Cyrus, Michael D. Dean, Dana Messina and Laurie Siegel (the “Company Nominees”) for election at the Company’s 2015 annual meeting of shareholders (the “2015 Annual Meeting). Current members of the Board, Jerome Shaw, Mark N. Kaplan, William H. Turner and Deborah Shaw will not stand for reelection at the 2015 Annual Meeting and Lloyd Frank will retire from the Board immediately prior to the 2015 Annual Meeting.

Also pursuant to the Settlement Agreement, the Issuer agreed to include in its proxy statement for the 2015 Annual Meeting, a proposal to amend its restated certificate of incorporation to declassify the Board, with the declassification to take effect at the 2015 Annual Meeting, such that all directors elected at the 2015 Annual Meeting and thereafter will serve one year terms (the “Amendment”).

In connection with the Settlement Agreement, on March 30, 2015, the Reporting Person entered into a voting agreement with Linda Shaw, GP LLC, GP LP and John C. Rudolf (the “Voting Agreement”) pursuant to which the Reporting Person agreed to vote all shares of Common Stock over which she has sole power to vote or to direct the vote in favor of the Amendment and for each of the Company Nominees at the 2015 Annual Meeting. Additionally, the Reporting Person agreed to use her reasonable best efforts to cause all shares of Common Stock over which she has shared power to vote or to direct the vote in favor of the Amendment and for each of the Company Nominees at the 2015 Annual Meeting.  The following description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP No. 928703107	13D/A	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of 2,164,739 shares of Common Stock. These shares represent, in the aggregate, approximately 10.3% of the 20,977,796 outstanding shares of Common Stock as of the date hereof (shares outstanding include 3,000 shares of Common Stock issuable upon exercise of options currently exercisable or which will become exercisable within 60 days after the date hereof). The number of shares as to which the Reporting Person has:

Sole power to vote or to direct the vote is:	1,528,580
Shared power to vote or to direct the vote is:	636,159
Sole power to dispose or to direct the disposition of is:	1,528,580
Shared power to dispose or to direct the disposition of is:	636,159

Of the shares as to which the Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition, (a) 3,000 shares underlie a stock option held by the Reporting Person (the extent to which such option is currently exercisable or becomes exercisable within 60 days after the date hereof) that were granted to her by the Issuer as a director of the Issuer and (b) 71,220 shares are held by the Reporting Person as custodian under the California Uniform Transfers to Minors Act for the benefit of her children.  The filing of this statement shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 71,220 shares.

Of the shares as to which the Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 73,536 shares are owned by trusts for the benefit of the children of Linda Shaw, the Reporting Person’s sister, of which trusts the Reporting Person is co-trustee with Linda Shaw, the sister of the Reporting Person, and Bruce Goodman, the spouse of Linda Shaw (and a director of the Issuer), (b) 557,054 shares are owned by trusts for the benefit of Linda Shaw’s children, of which trusts the Reporting Person and Bruce Goodman are co-trustees and (c) 5,749 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., a charitable foundation of which the Reporting Person, Linda Shaw and a daughter of the Reporting Person are the directors.  The filing of this statement shall not be construed as an admission that the Reporting Person, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 632,159 shares.

The foregoing amounts exclude (a) 23,019 shares owned by the spouse of the Reporting Person individually, (b) 34,584 shares owned by the spouse of the Reporting Person as custodian for the children of the Reporting Person, and (c) 391,243 shares held by the spouse of the Reporting Person and his sister as co-trustees for the benefit of children of the Reporting Person. The Reporting Person disclaims beneficial ownership of all of the foregoing 448,846 shares.

CUSIP No. 928703107	13D/A	Page 5 of 5 Pages

(c)           Since the filing of Amendment No. 10, the only transaction in the Common Stock effecting the Reporting Person’s beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock was that on February 13, 2015, Linda Shaw gifted 4,000 shares to trusts for the benefit of her children, the trustees of which are the Reporting Person, Linda Shaw and Bruce Goodman.  This increased the beneficial ownership of the Reporting Person by 4,000 shares.

(d)   Not applicable.

(e)   Not applicable.

Item 6.  Interest in Securities of the Issuer.

Item 6 is amended to add the following:

The description of the Voting Agreement in Item 4 above is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is amended to add the following:

99.1           Voting Agreement, dated March 30, 2015, by and among Linda Shaw, Deborah Shaw, Glacier Peak Capital LLC, Glacier Peak U.S. Value Fund, L.P. and John C. Rudolf.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           April 1, 2015

/s/ Deborah Shaw
Deborah Shaw